Exhibit 99.2

Certification of Chairman of the Board, President and Chief Executive Officer
Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

                    I, Alain Bouchard, Chairman of the Board, President and Chief Executive Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1.	I have reviewed this Annual Report on Form 40-F of Alimentation Couche-Tard Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

DATED the 23rd day of July, 2004.	/s/ Alain Bouchard

Name: Alain Bouchard

Title: Chairman of the Board, President and Chief Executive Officer

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Exhibit 99.2

Certification of Executive Vice-President and Chief Financial Officer
Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

                    I, Richard Fortin, Executive Vice-President and Chief Financial Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1.	I have reviewed this Annual Report on Form 40-F of Alimentation Couche-Tard Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(a)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(b)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

DATED the 23rd day of July, 2004.	/s/ Richard Fortin

Name: Richard Fortin

Title: Executive Vice-President and Chief Financial Officer

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